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                                                                 Exhibit 1
                                                                 ---------
                                                                   7/27/94

                         CLASS ACTION SETTLEMENT ANNOUNCED
                         ---------------------------------


         At a July 26, 1994 hearing before Judge Jack B. Weinstein, the Plaintiff class, the Trust, and all sub-classes in the four and one-half-year-old class action lawsuit announced a settlement in principle to equitably redistribute the Trust's assets, in light of its limited fund status. Subject to one open issue, an amended settlement plan should be filed within the next few weeks. The settlement provides for:

         . Personal injury claims to be evaluated and offers made in FIFO order in accordance with a schedule of asbestos-related disease criteria and values.

         . Claimant's option to refuse the scheduled-value offer and to request individual evaluation, to be handled in a separate queue.

         . The Trust's right to opt claims out of the Schedule of Values if it believes the claim to be of a substantively different profile than that used in establishing the Schedule.

         . Payments to be made in order of claimant's acceptance (provided cash is available), at an initial level of 10% of liquidated value.

         . If subsequent estimates of Trust liabilities versus its assets make a larger pro rata payment feasible, additional payments will be made to claimants previously paid under the plan, and future pro rata payments will be at the higher level. If a smaller pro rata payment is indicated, the percentage will be reduced for future settlements.

         . Claims not settled through scheduled values or negotiation must go through Alternative Dispute Resolution. Only if the claim remains unsettled after ADR can litigation be filed against the Trust, with judgments also paid at the pro rata share, with some caps on those amounts.

         . A $35 million fund will be established to reimburse co-defendants for a portion of their payments of the Manville share of judgments and post-verdict settlements against them during the period the Trust was stayed from litigation, and prior to the approval of the settlement plan. Subject to the one open issue, procedures are established to allocate the


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              Manville share in the future and to file contribution claims, to be paid at the established pro rata percentage rate.

         . A $10.7 million fund will be established to reimburse distributors for a portion of their Manville indemnity claims paid by them prior to the approval of the settlement plan. Procedures are established to value indemnity claims in the future, to be paid at the established pro rata percentage rate.

         . A $10 million fund will be paid to reimburse distributor MacArthur & Company for current insurance-in-place litigation and defense costs. In the event the litigation is successful, the Trust will be reimbursed the funds, plus interest.

         A copy of the settlement plan will be distributed to all law firms which have filed claims with the Trust, all pro se claimants, all co-defendants, and all others who are on the class action service list, along with a notice of the schedule of fairness hearings.
         It is expected that those hearings will begin on November 1, 1994.

         The one open issue, which will be heard by the Court on August 2, 1994, concerns the appropriate procedures to allocate the Manville share in the future in cases filed in the state of Maryland.

         "The Trustees and management of the Manville Trust are relieved and pleased that a settlement has been reached after several years of difficult negotiation by all parties," stated Robert A. Falise, Chairman and Managing Trustee of the Trust. "This has been a long and complex process and the Trust's claimants have been waiting many years for payments. The pro rata percentage payment is unfortunately necessary, but at least we will now be able to provide payment to our beneficiaries. It is our hope that when more is known about future claim filings and the ultimate value of the Trust's assets, we will be able to increase that percentage."

         In August 1982, Manville Corporation filed a petition for reorganization and protection under Chapter 11 of the Bankruptcy code. In December 1986, the United States Bankruptcy Court for the Southern District of New York approved a plan of reorganization for Manville Corporation and related entities. A cornerstone of the Plan was the creation in 1988 of the Manville Personal Injury Settlement Trust to distribute available funds as equitably as possible while balancing the rights of current claimants against the rights of future, unknown claimants.

         Since July 1990 the Trust has been prevented from making payments to any but the most severely injured claimants or those facing extreme financial hardship. The stay on payments was ordered by the court in conjunction with a class action lawsuit filed to restructure the distribution of the Trust's assets to its hundreds of thousands of present and future claimants.

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         The Trust has redesigned its policies, procedures, staff and computer systems to accommodate the new plan, and has already reviewed over 100,000 claims under the new schedule of disease criteria and values. Patricia G. Houser, Trust Executive Director, announced that, assuming the plan will be approved at the District Court level, the Trust will move to have the stay on claim payments lifted in order to allow payments under the settlement plan.

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         CONTACT:  Terri Rae Shull
         (703) 204-9300
































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